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Exhibit 21

AEP Industries Inc.

List of Subsidiaries of AEP Industries Inc.

At January 27, 2009

Subsidiary		Country of Incorporation
1.	AEP Canada Inc.	Canada
2.	AEP Industries (Australia) Pty. Limited	Australia
3.	AEP Films & Laminates Pty. Limited	Australia
4.	AEP Industries (NZ) Limited	New Zealand
5.	AEP Industries Packaging (Espana) SA	Spain
6.	AEP Industries (UK) Ltd.	UK
7.	Duplas Pty. Ltd	Australia
8.	AEP Italia SrL	Italy
9.	Termofin srl	Italy
10.	AEP Industries Finance Inc.	United States

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  Exhibit 21
AEP Industries Inc. List of Subsidiaries of AEP Industries Inc. At January 27, 2009